VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

September 27, 2021

Re:	Zummo Flight Technologies Inc.
Post-Qualification Amendment to Offering Statement on Form 1-A
File No. 024-11347

Ladies and Gentlemen:

On behalf of Zummo flight Technologies Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 11:40AM, Eastern Time, on Wednesday, September 30, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert Zummo

Robert Zummo

Chief Executive Officer

Zummo Flight Technologies Inc.